Mail Stop 3561

April 29, 2010

VIA U.S. MAIL

Hans Wadsack
President
Hermes Jets, Inc.
2533 North Carson Street, Suite 4621
Carson City, NV 89706

Re: Hermes Jets, Inc.
       Amendment No. 1 to Registration Statement on Form S-1
       Filed April 15, 2010
       File No. 333-164524

Dear Mr. Wadsack:

       We have reviewed your response to our letter dated February 22, 2010 and have the following comments.

General

1. Please date the prospectus the same date it is filed.

Summary Information, page 4

2. Please revise to consistently indicate losses by the use of parenthesis.

3. Please revise the third paragraph to realistically present your stage of development by indicating the time and funds necessary to complete the steps in the bullet points.

4. Further, please revise to clarify, if true, that you have no agreements in place.

Financial Summary, page 5

5. See the statement of operations data. Please revise the column heading for the year ended December 31, 2008 to instead reflect "For the period from September 11, 2008 (inception) to December 31, 2008," similar to that shown on your Statements of Operations on page 35. Further, refer to the balance sheet data. Please ensure that the working capital balance at December 31, 2009 reflects a positive amount, by deleting the brackets and revising the caption to read

"Working capital (deficit)." Your current disclosure shows the 2009 working capital amount as negative.

If we do not file a Registration Statement on Form 8-A, page 11

6. We note your response to our prior comment 13 and reissue. We note the statements in the last sentence of this section and on page 28.

Special Information Regarding Forward-Looking Statements, page 12

7. We note your response to our prior comment 15. For clarity, please delete the last four sentences of this paragraph.

Description of Business, page 19

8. Please revise to provide an overview of your business model in sufficient detail to allow investors to evaluate the potential profitability of your venture. It remains unclear from your business plan how you will generate revenues and income. Further, we note that material aspects of your business remain incomplete, including development your web platform, identification of charter operators, and the development of an outside sales force and commission structure.

9. Please reconcile your disclosure here that the cost to maintain your infrastructure will be approximately $15,000 per year with disclosure on page 24 that it will cost from $30,000 to $50,000.

10. We note your response to prior comment 25. Please revise to state the timeframe and conditions, if any, to reaching agreement with third-party operators.

11. We note new disclosure in response to prior comment 26. Please revise to include this information in your summary section as well.

Government Regulation, page 22

12. We note your response to our prior comment 36. Please revise to briefly explain how you will certify that third party operators are in compliance with U.S. or European regulatory requirements.

13. Please revise the last paragraph on page 22 to explain how you would be subject to regulatory costs incurred by third party aircraft operators. Revise the applicable risk factor in this manner as well.

Competition, page 23

14. Please revise to explain in greater detail how your brokerage platform will accomplish the objectives you cite. Revise your description of business section in this manner as well.

15. Please revise to explain what you mean by the "certain lack of transparency" in your competitors' operations or delete.

Plan of Operation, page 25

16. Please consider incorporating this chart into the business plan you present earlier in the prospectus.

17. We note that development of the brokerage platform will be outsourced. If you already have an agreement in this regard please identify the third party and file the agreement as an exhibit.

Results of Operations, page 25

18. Please clarify the first sentence of the first paragraph to indicate "For the period from September 11, 2008 (inception) to December 31, 2008, we did not generate any revenues…"

Summary Compensation Table, page 29

19. Please revise the tabular presentation to conform to the Summary Compensation Table requirement in Item 402(n) of Regulation S-K.

20. We note your response to prior comment 49 and reissue in part. A description of management compensation arrangements must be filed as an exhibit where there is no written agreement. Refer to Item 601(b)(10)(iii) to Regulation S-K.

Director Compensation, page 30

21. Please revise the table to include compensation paid to Michael Williams or advise.

Financial Statements

Note B – Summary of Significant Accounting Policies, page 38

22. See Basis of Accounting. Please clarify in the first sentence of the second paragraph that the Codification was issued on July 1, 2009 and was effective for interim and annual periods ending after September 15, 2009.

Note E – Subsequent Events, page 42

23. Please clarify in the first sentence of the first paragraph that you initially filed a Form S-1 Registration Statement on January 26, 2010, whereby the selling stockholders are offering up to 492,300 shares of common stock held by them.

Age of Financial Statements

24. Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Consent of Independent Registered Public Accounting Firm

25. Amendments should contain a currently dated consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. The consent should also make reference to the risk factor, "Although we believe that we currently have adequate internal control over financial reporting, we are exposed to increased…financial reporting" on page 10 as you specifically reference the name of the independent accountant. Alternatively, delete the name of the independent accountant on page 10.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief

cc: Via facsimile (813) 832-5284
        Michael T. Williams, Esq.
        Williams Law Group, P.A.